Mail Stop 4561

                                                            December 29, 2017

Zhixin Liu
Chief Executive Officer
Datasea, Inc.
1 Xinghuo Rd. Changning Building, 11th Floor
Fengtai District, Beijing, People's Republic of China 100070

       Re:      Datasea, Inc.
                Registration Statement on Form S-1
                Filed December 5, 2017
                File No. 333-221906

Dear Ms. Liu:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please revise to clarify the nature of the offering. It is unclear whether you are offering the securities on a firm commitment or best efforts basis. If you are offering the securities on a contingent best efforts basis, tell us how your offering complies with
       Exchange Act Rule 10b-9(a)(2) which requires you to promptly return any funds you have collected if you are unable to sell the minimum number of shares. Further, tell us how this offering is consistent with Exchange Act Rule 15c2-4 which requires funds to be deposited into an escrow or separate bank account until the minimum contingency is met.
       Finally, tell us whether you intend to use an escrow agent.
 Ms. Zhixin Liu
Datasea, Inc.
December 29, 2017
Page 2

2. You disclose on page 60 that you will not complete this offering unless your common stock is listed on the NASDAQ Capital Market. Please disclose this condition as well as any other conditions to the offering on the cover page of the prospectus. Advise us of the status of your listing application with NASDAQ.

3. Please disclose on the prospectus cover page the number of shares of common stock underlying the underwriter warrants being registered with this offering.

4. Disclose the combined voting power of the executive officers, directors, and persons holding more than five percent of your common stock. Please also describe your status as a controlled company.

5. Please check the box on the cover page indicating that you have elected not to use the extended transition period for complying with any new or revised accounting standards as you state on page 2.

Prospectus Summary, page 1

6. We note your disclosure that you will lose your emerging growth company status upon the earliest of certain dates, including the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, the Jumpstart Our Business
      Startups Act provides that an issuer will lose emerging growth company status on the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement. We note that your first registration statement went effective on April 22, 2015. Please disclose the date of your first sale pursuant to your effective registration statement and revise the disclosure accordingly.

Business

Overview and Recent Developments, page 30

7. Please provide an organizational chart in which you identify the consolidated entities, the parties to the VIE contracts, the VIE shareholders, and their ownership percentages in the various entities. Clearly distinguish which entities are consolidated through equity ownership and through contract and identify any relationships amongst the parties.

8. You state that as of the date of this prospectus you have signed agreements with 30 schools. Expand your disclosure to describe the key terms of these agreements. For example, to the extent that your contracts have a standard duration and/or pricing provisions, disclose these terms.
 Ms. Zhixin Liu
Datasea, Inc.
December 29, 2017
Page 3

Liquidity and Capital Resources, page 31

9. You state that you will require additional funds to finance your planned operations for the next twelve months. Please disclose the number of months that you expect to be able to fund your operations with your currently available resources. Also disclose the amount needed to continue operations for the next twelve months. Refer to FRC 501.03(a) and
       Section IV of SEC Interpretive Release 33-8350.

"Big Data" Processing Services, page 37

10. You state that you aim to become a national provider of big data processing services in
       China and that you are currently in the "data collection phase" for this service. Expand to provide more specific information regarding the nature of this phase and the key anticipated milestone dates associated with launching this service.

Product Manufacturing, page 39

11. We note your discussion on page 7 indicating that you are dependent on third party contractors to manufacture your products. We also note your disclosure here indicating that you have outsourced the manufacture of hardware for your "Safe Campus" program to Shenzhen Yanze Technology Co. and with Shenzhen Shunxin Technology Co., Ltd to manufacture your Internet security equipment. Expand to discuss the key material terms of these contracts.

Executive Compensation, page 52

12. Please revise to include executive compensation disclosure for the fiscal year ended June
       30, 2017. See Item 402(n) of Regulation S-K.

13. Please disclose the material terms of the employment agreement with the Chief Executive
       Officer, including but not limited to, the termination date and the salary.

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Variable Interest Entity, page F-22

14. Please include a description of the material terms for each of your contractual arrangements that provide Tianjin Information with the power and economics over the
       VIE.
 Ms. Zhixin Liu
Datasea, Inc.
December 29, 2017
Page 4

Exhibits

15. The form of subscription agreement appears to relate to a different offering. For example, the date of the agreement, the aggregate number of shares and purchase price do not correspond to this offering. Please revise your subscription agreement to reflect the terms of this offering.

16. Please file your lease agreement and property management contract that you reference on page F-14. See Item 601(b)(10)(ii)(D) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Law Clerk, at (202)
551-6711 or me at (202) 551-3453 with any other questions.

                                                           Sincerely,

                                                           /s/ Jan Woo

                                                           Jan Woo
                                                           Legal Branch Chief
                                                           Office of
Information Technologies
                                                           and Services
cc:    Richard I. Anslow, Esq.
       Ellenoff Grossman & Schole LLP